# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: La Rosa Holdings Corp., CIK 0001879403
CUSIP: 50172T509
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1420 Celebration Blvd., 2nd Floor, Celebration, Florida (FL), 34747
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001947975-26-000010
Filed by CIK 0001947975

## Reporting persons
- JAK Opportunities XI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Opportunities Master Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW AI Infrastructure III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW AI Infrastructure IIIB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Compute Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Master Fund V Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Master Fund V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,223; sole dispositive power 0; shared dispositive power 63,223; aggregate amount beneficially owned 63,223 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: La Rosa Holdings Corp.
Address of issuer's principal executive offices:
1420 Celebration Blvd., 2nd Floor
Celebration, Florida 34747

## Item 2. Person Filing
Name of person filing:
JAK Opportunities XI LLC*
ATW Opportunities Master Fund II LP*
ATW AI Infrastructure III LLC*
ATW AI Infrastructure IIIB LLC*
ATW Compute Ventures LLC*
ATW Master Fund V Inc.*
ATW Master Fund V LP*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
JAK Opportunities XI LLC - Delaware
ATW Opportunities Master Fund II LP - Delaware
ATW AI Infrastructure III LLC - Delaware
ATW AI Infrastructure IIIB LLC - Delaware
ATW Compute Ventures LLC - Delaware
ATW Master Fund V Inc. - Delaware
ATW Master Fund V LP - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
JAK Opportunities XI LLC - 63,223*
ATW Opportunities Master Fund II LP - 63,223*
ATW AI Infrastructure III LLC - 63,223*
ATW AI Infrastructure IIIB LLC - 63,223*
ATW Compute Ventures LLC - 63,223*
ATW Master Fund V Inc. - 63,223*
ATW Master Fund V LP - 63,223*
ATW Partners Opportunities Management, LLC - 63,223*
Kerry Propper - 63,223*
Antonio Ruiz-Gimenez - 63,223*

*The Common Stock (the "Shares") reported herein represents the approximate number of Shares which JAK Opportunities XI LLC ("JAK Opportunities"), ATW AI Infrastructure III LLC ("ATW AI"), ATW AI Infrastructure IIIB LLC ("ATW AI IIIB"), and ATW Compute Ventures LLC ("ATW Compute," and collectively with JAK Opportunities, ATW AI, and ATW AI IIIB, the "Holding Companies") have the right to acquire within sixty (60) days through the conversion of shares of Series B convertible preferred stock, Series F convertible preferred stock (collectively, the "Preferred Stock") and/or senior convertible promissory note issued by La Rosa Holdings Corp. (the "Issuer"). JAK Opportunities is wholly owned by the private fund, ATW Opportunities Master Fund II LP ("ATW Opportunities Fund"). ATW AI, ATW AI IIIB, and ATW Compute are wholly owned by ATW Master Fund V Inc. which is wholly owned by the private fund, ATW Master Fund V LP ("Master Fund V," and together with ATW Opportunities Fund, the "Funds"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Funds. Antonio Ruiz-Gimenez and Kerry Propper are control persons of the Adviser (the "Control Persons," and collectively with the Holding Companies, ATW Master Fund V Inc., the Funds, and the Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Companies.

Each of the Holding Companies' Preferred Stock and/or convertible note is subject to a blocker which prevents the Holding Companies from converting their respective Preferred Stock and convertible note into Shares to the extent that, upon such conversion, the Holding Companies, together with their attribution parties would beneficially own in excess of 9.99% of the Shares issued and outstanding as a result of such conversion (the "Blocker").

Accordingly, the percentage of Shares reported herein gives effect to the Blocker and is calculated based on approximately 569,639 Shares issued and outstanding as of September 30, 2026, as reported in Exhibit 10.2 to the Issuers Form 8-K filed on October 1, 2026 plus the approximate total number of Shares that the Reporting Persons have the right to acquire upon the conversion of its respective Preferred Stock and convertible note subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

This Schedule 13G shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
JAK Opportunities XI LLC - 9.9%
ATW Opportunities Master Fund II LP - 9.9%
ATW AI Infrastructure III LLC - 9.9%
ATW AI Infrastructure IIIB LLC - 9.9%
ATW Compute Ventures LLC - 9.9%
ATW Master Fund V Inc. - 9.9%
ATW Master Fund V LP - 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Kerry Propper - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Sole power to vote or to direct the vote:
JAK Opportunities XI LLC - 0
ATW Opportunities Master Fund II LP - 0
ATW AI Infrastructure III LLC - 0
ATW AI Infrastructure IIIB LLC - 0
ATW Compute Ventures LLC - 0
ATW Master Fund V Inc. - 0
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
JAK Opportunities XI LLC - 63,223*
ATW Opportunities Master Fund II LP - 63,223*
ATW AI Infrastructure III LLC - 63,223*
ATW AI Infrastructure IIIB LLC - 63,223*
ATW Compute Ventures LLC - 63,223*
ATW Master Fund V Inc. - 63,223*
ATW Master Fund V LP - 63,223*
ATW Partners Opportunities Management, LLC - 63,223*
Kerry Propper - 63,223*
Antonio Ruiz-Gimenez - 63,223*
Sole power to dispose or to direct the disposition:
JAK Opportunities XI LLC - 0
ATW Opportunities Master Fund II LP - 0
ATW AI Infrastructure III LLC - 0
ATW AI Infrastructure IIIB LLC - 0
ATW Compute Ventures LLC - 0
ATW Master Fund V Inc. - 0
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
JAK Opportunities XI LLC - 63,223*
ATW Opportunities Master Fund II LP - 63,223*
ATW AI Infrastructure III LLC - 63,223*
ATW AI Infrastructure IIIB LLC - 63,223*
ATW Compute Ventures LLC - 63,223*
ATW Master Fund V Inc. - 63,223*
ATW Master Fund V LP - 63,223*
ATW Partners Opportunities Management, LLC - 63,223*
Kerry Propper - 63,223*
Antonio Ruiz-Gimenez - 63,223*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- JAK Opportunities XI LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/07/2026)
- ATW Opportunities Master Fund II LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (10/07/2026)
- ATW AI Infrastructure III LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/07/2026)
- ATW AI Infrastructure IIIB LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/07/2026)
- ATW Compute Ventures LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/07/2026)
- ATW Master Fund V Inc.: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (10/07/2026)
- ATW Master Fund V LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (10/07/2026)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (10/07/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (10/07/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (10/07/2026)